Exhibit 12

TAUBMAN CENTERS, INC.
Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Six Months Ended June 30

	2006	2005

Earnings before income from equity investees	$26,497	$11,001

Add back:
Fixed charges	$74,401	$60,151
Amortization of previously capitalized interest	2,165	1,822
Distributed income of Unconsolidated Joint Ventures	15,883	18,442

Deduct:
Capitalized interest	(4,316)	(5,155)
Preferred distributions	(1,230)	(1,230)

Earnings available for fixed charges and preferred dividends	$113,400	$85,031

Fixed Charges
Interest expense (1)	$66,154	$52,032
Capitalized interest	4,316	5,155
Interest portion of rent expense	2,701	1,734
Preferred distributions	1,230	1,230

Total fixed charges	$74,401	$60,151

Preferred dividends (2)	16,406	12,300

Total fixed charges and preferred dividends	$90,807	$72,451

Ratio of earnings to fixed charges and preferred dividends	1.2	1.2

(1)	Interest expense for the six months ended June 30, 2006 includes a $2.1 million charge in connection with the write-off of financing costs related to the pay-off of the loans on The Shops at Willow Bend.

(2)	Preferred dividends for the six months ended June 30 ,2006 include $4.7 million of charges recognized in connection with the redemption of the Series A and I Preferred Stock.